EXHIBIT A: Joint Filing Agreement
We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.
Dated: February 8, 2009

Xiaotong Wang	/s/ Xiaotong Wang
Xiaotong Wang

Global Wise Technologies Ltd.	By:	/s/ Xiaotong Wang
		Name:	Xiaotong Wang
		Title:	Director